THE IBERO-AMERICA FUND
Exh. 77C
NSAR

The Annual Meeting of the Stockholders of The Ibero-America Fund, Inc. (the “Fund”) was held on November 8, 2010.

A description of the proposals and number of shares voted at the Meeting are as follows:

		Director	Voted for	Authority Withheld

1.	To elect Class Three Directors: (terms expire in 2013)	Luis Abril Perez Inmaculada de Habsburgo-Lorena	4,808,885 4,683,727	772,288 897,446